ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”).  This document should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended December 31, 2011, including the notes thereon, as well as with the Company’s audited consolidated financial statements for the year ended September 30, 2011 and related MD&A.  With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in California, USA.  Common shares of the Company are listed on the TSX-Venture Exchange under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s unaudited interim consolidated financial statements.  All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com, EDGAR at http://www.sec.gov/edgar, and at http://www.zodiacexploration.ca

HIGHLIGHTS

During the first quarter of 2012, Zodiac:

•

Spent $7.9 million on capital additions;

•

Began the completion program for the 1-10 horizontal well;

•

Continued to expand its land position within its focus area;

•

Ended the quarter with $31.6 million in cash and $27.8 million in positive working capital.

OUTLOOK

Just prior to quarter end, on December 30, 2012, Zodiac began a 10 stage horizontal stimulation in the Upper Kreyenhagen formation in its 1-10 well in Kings County, California.  The 1-10 horizontal well was stimulated using a water based gelled fluid with a multi stage completion system (ball drop system, 10 stages).  Despite surface and down-hole equipment limitations during the stimulation and testing phases, the well flowed at a total fluid rate of 1780 barrels per day to 260 barrels per day from January 7th to January 24th, 2012.  These rates included 126 barrels per day to 60 barrels per day of 29 degree API oil, respectively.  Preliminary analysis of the flowing pressures and data from a brief shut in period indicate possible damage to the hydraulic fractures and reservoir.  The damage could have resulted from the completion fluid (gel filter cake) or downhole obstruction generated by the inability to restrict the flow rate during the initial cleanup phase.

The Company and its partners then attempted to clean up the well with a foamed acid treatment.  The well was subsequently opened to flow with oil production averaging 50 barrels of oil per day over the first 72 hours at a wellhead flowing pressure of 1150 psi through a 20/64” choke.  The Company is continuing to flow test the 1-10 well and will follow up with a build up phase.

The Company intends to continue its capital program in California in 2012 to advance its early stage projects through exploration activities and eventually to grow reserves and production.  The Company has two permits for its third and fourth wells and is currently working on additional permit applications to assist in maintaining continuous operations through 2012 and beyond.  The Company will continue to critically assess its capital plans and programs in light of all information gathered in its ongoing operations and available capital.   Efforts to find a Joint Venture partner or partners to assist with accelerating its exploration activities within its focus areas are ongoing.  The Company will also be continuing its work designing and engineering processing and transportation infrastructure with the goal of achieving commercial production in 2012.

The Board has approved a capital budget of $6.8 MM ($6.1 MM Net) for Q2 2012 and once the Company has made a decision on the JV process, management will propose a full fiscal 2012 budget to the Board of Directors for approval.

SUMMARY OF OPERATIONS

On November 2, 2011 the Company announced that it had successfully drilled a 2,647 foot horizontal wellbore in the Upper Kreyenhagen formation in the 1-10 well.  The horizontal wellbore was placed at an average vertical depth of 14,551 feet.  A downhole liner assembly with packers and frac ports was set and a multi-stage frac completion began on December 30, 2011. Flow testing of the well began after quarter end.

At December 31, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $19,728 (September 30, 2011 - $18,381) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at December 31, 2011, the Company’s cash balance was $31,610 (September 30, 2011 - $40,532) primarily resulting from warrant exercises and financings completed in 2010 and 2011.

The Board of Directors of the Company approved a Capital budget for Q2 2012 of $6.8 million.   Overall, the Company expects to stay within its initial spending estimate as completion costs on the 1-10 horizontal well are realized.

To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standard’s Codification (“ASC”) 915.

CORPORATE HISTORY AND BACKGROUND

Zodiac is in the pre-production stages of its oil and gas exploration and development program on its land holdings in California, USA (San Joaquin Valley, California).  The Company holds varying working interests in approximately 89,000 net acres in the San Joaquin Basin in California.  The primary prospect in California is the Jaguar prospect, which is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Whepley, Vaqueros and Kreyenhagen formations.  Management believes that this acreage position contains a major accumulation of light oil and further believes that through the application of established oilfield drilling, completion and production technologies and methodologies Zodiac will be able to ultimately prove the commercial productivity of these lands.

On August 19, 2010, Zodiac Exploration Corp. (“Old Zodiac”) entered into an Arrangement Agreement with Peninsula Resources Ltd. (“Peninsula”), and a wholly-owned subsidiary of Peninsula, 1543081 Alberta Ltd., to effect a reverse takeover transaction (“RTO”).  Under the Agreement, Old Zodiac amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.).   Peninsula, the parent entity, was renamed Zodiac Exploration Inc. (TSX-V:ZEX).  This transaction was successfully completed on September 28, 2010 and shares of ZEX began trading on October 6, 2010.

Upon completion of the RTO, Old Zodiac shareholders exchanged their shares in Old Zodiac for shares in Zodiac Exploration Inc. on a 1:1.45 basis.  Pre-existing warrants, performance warrants and stock options of Old Zodiac remain outstanding until they are exercised, expired, forfeited, or cancelled.  Upon exercise of the warrants, performance warrants, or options they will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares.  Figures shown in this MD&A are shown on an as-converted basis and are generally referred to as equivalent both in terms of number and price.

SELECTED QUARTERLY FINANCIAL INFORMATION

	For the three months ended
	December 31, 2011 $	September 30, 2011 $	June 30, 2011 $	March 31, 2011 $	December 31, 2010 $	September 30, 2010 $	June 30, 2010 $	March 31, 2010 $
Total assets	106,968	109,198	108,067	72,593	80,041	80,108	32,533	27,485
Cash flow used in operating activities	(907)	(2,929)	1,077	(992)	(942)	(474)	(937)	(261)
Per share (basic and diluted)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
Capital expenditures	7,863	10,164	10,487	20,983	4,769	2,892	1,811	617
Interest income	(41)	(100)	(29)	(34)	(52)	(37)	(5)	(0)
General and administrative expenses	1,038	972	1,022	1,016	814	696	796	385
Foreign exchange loss/(gain)	157	(977)	(79)	830	289	162	(369)	91
Stock based compensation	187	310	894	152	192	313	467	34
Impairment of oil and gas properties	-	25	-	8,472	-	-	25	-
Depreciation and accretion	6	14	11	10	10	12	11	11
Net loss	(1,347)	(244)	(1,819)	(10,446)	(1,253)	(1,146)	(925)	(520)
Per share (basic and diluted)	(0.00)	(0.00)	(0.01)	(0.03)	(0.00)	(0.01)	(0.01)	(0.00)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period.  Compared to the three months ended December 31, 2010, interest was lower principally due to lower cash balances held in the period.

General and administrative expenses (“G&A”) during the three months ended December 31, 2011 were $1,038, compared to $814 during the three months ended December 31, 2010.  The increase in G&A during the period was attributable to additional hires, increased travel costs and public company compliance costs.  The Company capitalized a portion of G&A expense for the three months ended December 31, 2011 consistent with the prior year. G&A expenses are comprised mainly of salaries, consulting services, legal fees, travel expenditures and office expenses.

Foreign exchange loss during the three months ended December 31, 2011 was $157 as compared to $289 for the prior year period. The loss for the 3 months ended December 31, 2011 relates to liabilities and purchases in the quarter being settled at a higher average rate than when the liabilities were incurred.  The 3 month loss ended December 31, 2011 is primarily a result of the rising U.S. dollar (against the Canadian dollar) as it relates to the Company’s USD liabilities, partially offset by USD holdings.

Stock-based compensation during the three months ended December 31, 2011 was $187 (December 31, 2010 of $192). The consistent level of expenditure over the same three month period in the prior year is due to the continued recognition of expense related to performance warrants granted in Q2 2010, stock options being granted in the period (three months ended December 31, 2011 - 1,630,000 and three months ended December 31, 2010 – 1,065,000) and the continued vesting of existing stock options.  Consistent with prior periods, the Company capitalized the portion of stock based compensation expense related to consultants and employees who assist with the Company’s efforts to define and plan exploration and development activities.

CAPITAL EXPENDITURES

A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

	December 31, 2011 $	September 30, 2011 $
Beginning asset balance	64,555	21,087
Land acquisitions and lease rentals	1,027	13,342
Geology and seismic	27	1,584
Drilling and completions	7,722	28,344
Asset retirement obligation	-	163
Other fixed assets	1 (80)	36 (78)
Accumulated Depreciation
Total	73,253	64,477

Since its inception, the Company’s Property, Plant and Equipment additions have been $73,253, net of depreciation (September 30, 2011 - $64,477) and the impairment charge taken on its Nova Scotia assets in the quarter ended March 31, 2011.

The capital expenditures during the three months ended December 31, 2011 primarily related to the drilling and completion of the 1-10 well, acquisition costs related to additional lands in the Company’s operational area of focus in the San Joaquin basin, and lease rental costs to maintain our rights in our land holdings during the three month period then ended.

During the three month period ended December 31, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.

LIQUIDITY & CAPITAL RESOURCES

As of December 31, 2011 the Company had positive working capital of $27,798 (September 30, 2011 - $37,731). The Company had $31,610 in cash, generated through warrant exercises and equity financings in 2011 and 2010, less expenditures during the three months ended December 31, 2011. Management believes that through existing cash it will have adequate funding to support the Company’s capital expenditure programs for 2012.  Zodiac’s revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments.  Zodiac invests the short-term investments with a major Canadian financial institution.  Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at December 31, 2011.

In connection with the RTO of Peninsula, escrow conditions were imposed on the shareholders of Old Zodiac.  The final escrow release date occurred on October 5, 2011 and, excluding the common shares held by principals which are subject to TSX escrow restrictions, 100% of the remaining restricted shares are available for trading.

During the three months ended December 31, 2011 and up to the date of this MD&A, the Board of Directors of the Company approved the issuance of 1,630,000 options to officers, directors, employees and consultants.

The Company’s drilling of the 4-9 well in the prior year satisfied the Company’s obligations to earn its interest in the Jaguar prospect.  In order for the Company to earn its working interest in the Hawk and Panther prospects, it will need to spud a well on the Hawk prospect by May 31, 2013, and the first well in Panther by January 1, 2013 and a second well in Panther by January 1, 2014.

One of the primary leases covering the Jaguar prospect contains various performance conditions, chief of which is the requirement that drilling operations begin within 210 days of drilling rig release on the last well begun on the property (1-10 Horizontal).  The continuous drilling operations performance requirement currently impacts approximately 3% of the Company’s net acreage position.

The Company currently holds an operating lease agreement for office space in Calgary, Alberta which commenced on May 1, 2010 and ends on February 29, 2012. The annual basic rent obligation is $38, payable in monthly instalments of $3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.  The Company is currently finalizing a new 5 year lease term over the existing Calgary, Alberta office space and expects to sign a lease agreement before lease expiry in February.

The Company currently holds an operating lease agreement for the lease of office space in Bakersfield, California with an annual basic rent obligation of US$37, payable in monthly instalments of US$3. During the quarter, the Company signed a new 5 year lease to replace the existing lease, beginning February 1, 2012 and ending June 30, 2017, for the Bakersfield, California office space.  The annual average basic rent obligation will be US$77 per annum, payable in average monthly instalments of US$6.  As with the prior lease, additional rent will be payable monthly, which will include the Company’s proportionate share of all operating costs and taxes.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis.  This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.  Dependent upon the results of its assessment, the Company may elect to forego certain drilling commitments over portions of its leased acreage and allow obligations to lapse, resulting in forfeiture of portions of acreage currently held.

The Company’s intent is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through equity issues and farm-out agreements and eventually operating cash flow and borrowing base loans.

Zodiac will continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets.  It is possible that future economic events and global conditions may result in further volatility in the financial markets which could negatively impact Zodiac’s ability to access equity or debt markets in the future.  Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects.  Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of this MD&A.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions during the three and nine month period ended June 30, 2011 not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

a)

Included in accounts payable as at December 31, 2011 was approximately $45 (September 30, 2011 - $nil) payable to directors and officers of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the Unites States of America.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, related disclosure of contingent assets and liabilities and oil and gas properties.  Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used.  We evaluate our estimates and assumptions on a regular basis.  We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates and assumptions used in preparation of our financial statements.  Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments for our financial statements.  We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are to be depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities.  The Company’s decision to withhold costs from amortization and the timing of the transfer of those costs into the depreciating asset base involve significant judgment and may be subject to changes over time based on several factors, including drilling plans, availability of capital, project economics and results of drilling on adjacent acreage.  During the period there has been nil production, and a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information.  A loss is recognized at the time of impairment by providing an impairment allowance.

As at December 31, 2011, the Company had oil and gas properties with a net book value of $73,183 (September 30, 2011 - $64,406) included in Property, Plant and Equipment on the balance sheet.  During the three months ended December 31, 2011, management considered whether events occurred or conditions existed, as at period end, that would indicate that net carrying amounts would not be recoverable from estimated future cash flows.   Management has determined that, other than those amounts already claimed in prior years, there was no additional asset impairment as at December 31, 2011.

Future Development and Abandonment Costs

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement.  Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher depletion, depreciation & accretion expense.  Conversely, should these estimates be revised downwards, earnings would increase.

The Company develops estimates of these costs on a location by location basis, and as these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment.  We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

As at December 31, 2011, the Company has not recognized revenue from the sale of petroleum and natural gas as commercial production has not yet occurred, other than incidental production from testing net against capital costs.

Stock-based Compensation

The Company records compensation expense in the consolidated financial statements for stock options granted to employees, consultants and directors using the fair value method.  Fair values are determined using the Black-Scholes option pricing model, which is sensitive to the estimate of stock price volatility and the options’ expected life.

Financial Instruments

The fair values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company.  Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flow.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

Issued and outstanding as of the date of this MD&A:

-

359,635,408 common shares.

-

0 preferred shares.

Warrants outstanding as of the date of this MD&A:

-

24,445,706 with an exercise price of $0.414.  12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment, services and supplies.  Zodiac competes with numerous other companies in the search for and acquisition of prospective oil and gas plays.  The future prospects of the Company could be significantly impacted by failures in exploration and development of potential reserves.  Known and unknown risks and uncertainties could cause actual results or events to differ materially from those anticipated from speculative initial estimates and appraisals of oil and gas resources.

No reserves have been assigned in connection with Zodiac’s oil and gas properties.  The future value of Zodiac is therefore dependent on the success of Zodiac’s activities which are directed towards the exploration and development of its currently held properties.  Zodiac’s plan is contingent on the initial success of its work program.  Exploration and development of crude oil and natural gas reserves is speculative and involves a significant degree of risk.  There is no guarantee that exploration or appraisal of the properties Zodiac may have will lead to a commercial discovery.  Few properties that are explored are ultimately developed into new reserves.  If at any stage Zodiac is precluded from pursuing its exploration or development plan, or such plan is otherwise not continued, Zodiac’s business, financial condition, results of operations, and the value of its common shares could be materially adversely affected as the exploration activities of the Company involve a high degree of risk, with no assurance that expenditures will result in discoveries of commercial quantities of crude oil, condensate or natural gas.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas.  Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of an experienced technical team.  The risks and hazards typically associated with oil and gas operations include equipment failure, fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of common or preferred shares, issuance of debt or implementation of working interest farm-out agreements.  There can be no assurance that such financing will be offered on acceptable terms or that it will be available at all to the Company.  If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted.  If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various farm-in agreements and potentially to the forfeiture of existing land holdings.  Availability of capital will also directly impact the Company’s ability to take advantage of additional farm-in and acquisition opportunities.

Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings County, California, USA, which is currently its primary focus.  Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies.  These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations.  Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities.  There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in its land holdings.  Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Foreign Operations

Zodiac operates in the United States and consequently, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the technical capabilities and training of available service providers; the effects of weather on drilling and production; and operating in an environmentally responsible fashion.

The Company mitigates these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple high deliverability zone potential; striving to maintain cost-effective operations; using current technology to maximize production and recoveries and reduce operating costs and environmental impacts; and maintaining memberships in industry organizations.

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term.  The unexpected loss of any member of the management team may have a material adverse impact on the operations of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and accompanying Management’s Discussion and Analysis.

The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting; as defined in NI 52-109, as there are inherent limitations on the ability of certifying officers of a venture issuer to design and implement the above-mentioned controls on a cost effective basis.

During the past year the Company completed the initial assessment and documentation of its internal control over financial reporting.  In the current year, management intends to continue refining existing procedures and implementing such additional controls over financial reporting as will enhance effectiveness over reliability of reporting and preparation of the financial statements.

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements under applicable securities laws, including the Company's future plans and operations set forth under the "Outlook" heading.  Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.  Such risks include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com and at http://www.zodiacexploration.ca

DATE

This MD&A is dated February 28, 2012